Exhibit 99.1

Contact: Neil Lefort
Senior Vice President
(630) 527-4344

MOLEX REPORTS RECORD REVENUE AND ORDERS
FOR 2006 FISCAL THIRD QUARTER

Earnings per share increased 37.5 percent
for the quarter

Lisle, IL, USA – April 20, 2006 -- Molex Incorporated (NASDAQ: MOLX and MOLXA), a global electronic components company, today reported record revenue and orders for its third fiscal quarter ended March 31, 2006.

<u>Third Quarter Results</u>

Revenue for the quarter ended March 31, 2006 was a record $720.3 million, an increase of 17.5% over the same period last fiscal year. Revenue in local currencies increased 21.5%, compared with last year's third quarter. Revenue for the March quarter rose 3.3% sequentially from the quarter ended December 31, 2005.

Net income for the March quarter was $61.5 million, or $0.33 per share, compared with $44.8 million, or $0.24 per share in the prior year quarter. Included in the current quarter results was a restructuring charge of $4.3 million ($3.1 million after-tax or approximately $0.02 per share), relating to the previously announced restructuring program. Net income for the March quarter rose 5.1% sequentially from the quarter ended December 31, 2005.

Revenue growth was broad-based during the quarter, with nearly all major markets and geographies showing significant improvement. When compared with last year's third quarter, revenue in the mobile phone and consumer markets increased 39% and 12% respectively. Revenue in the automotive market was up 18%, while revenue in the industrial market increased 26%. Revenue in the telecom infrastructure market increased 32%, continuing a recovery that began in late calendar 2005. Revenue in the data market was up 2%, partially reflecting our efforts to focus on higher margin products. Orders from the data market were up 18%, and the Company anticipates improved revenue growth in this segment beginning in the June 2006 quarter.

Revenue growth was strong in all regions. When compared with last year's third quarter, revenue in the Far East South (including China), the Company's largest region, increased 30% in dollars with a similar increase in local currencies. In the Far East North (Japan and Korea), revenue increased 7% in dollars and 16% in local currencies. In the Americas, revenue rose 19%, the highest growth rate in several years. In Europe, revenue increased 8% in dollars and 20% in local currencies.

Gross profit margin for the quarter increased to 35.6%, compared with 34.5% in last year's third quarter, and 34.7% sequentially from the December 2005 quarter. Selling, general and administrative expense was $170.5 million for the March quarter, compared with $158.6 million for the prior year quarter. SG&A expense for the March quarter included the effect of accounting for share based payments in accordance with Financial Accounting Standards Board Statement No.123(R), which increased expense by $3.9 million ($2.6 million after-tax or approximately $0.01 per share), compared with the prior year quarter.

Pretax profit margin was 11.9%, the Company's highest level to date this fiscal year and 190 basis points above last year's third quarter.

The effective tax rate for the quarter was 28.5%, consistent with prior guidance, but higher than the 27.0% rate for the prior year March 2005 quarter, primarily due to changes in the mix of earnings by country.

Martin P. Slark, CEO and Vice-Chairman commented, "We continued to benefit from our strength in Japan and China, as well as in many of the world's emerging markets. We also were pleased to see further improvement in both the Americas and European regions, driven by broad gains in most industry markets. We maintained good momentum with orders establishing a significant new record, and ended the March quarter with a backlog 19.1% above the prior December 2005 quarter. Looking at our markets, the mobile phone and consumer markets continued to be strong, and we did not experience the seasonal slowdown normally seen in the March quarter. These markets continue to be driven by requirements for higher functionality and mobility within customer's applications, resulting in higher content for newer products based primarily upon micro-miniature technology. This technology is a major strength of Molex, and is a significant contributor to growth in a broad array of other markets. The strength in the telecom infrastructure market was also driven by micro-miniature, as well as our high-speed and optical technologies. In addition, growth also was impressive in the global distribution channel."

Slark continued, "We remain focused on increasing operating margins. A major improvement during the quarter was the 90 basis point sequential increase in gross profit margin to 35.6%. A portion of this improvement was due to leverage from record revenue. We also believe our efforts to reduce manufacturing overhead and to improve margins on an individual product basis contributed to an excellent quarter. The raw material environment continues to be difficult, especially for copper and gold. To partially recover these higher costs, we implemented selective price increases and also released a high level of new products at prices reflecting current input costs."

Cash and marketable securities were $401.4 million at March 31, 2006, compared with $419.8 million at December 31, 2005. As described below, during the March quarter the Company spent $40 million to repurchase its common stock.

Orders and Backlog

Orders for the third quarter were a record $769.2 million, an increase of 26.5% over the prior year March quarter, and an increase of 9.4% sequentially from the quarter ended December 31, 2005. Orders were at record levels in all of the Company's geographical regions. The Company's order backlog on March 31, 2006 was $354.3 million, an increase of 37.9% compared with March 31, 2005. The backlog increased sequentially by 19.1%, from the December, 2005 quarter.

Research and Development and Capital Spending

Research and development expenditures for the March quarter were $34.9 million, compared with $32.8 million in the prior year March quarter. Capital expenditures for the March quarter were $62.7 million, compared with $49.8 million. Depreciation expense was $52.9 million, compared with $57.6 million in the prior year March quarter.

Nine-Month Results

Revenue for the nine-months ended March 31, 2006 was $2.08 billion, an increase of 9.1% compared with the same period in the prior fiscal year. Net income of $166.7 million, or $0.89 per share, rose 11.4% compared with last year's net income of $149.6 million, or $0.78 per share. Included in the current year results was a restructuring charge of $15.7 million ($11.8 million after-tax or approximately $0.06 per share), relating to the previously announced restructuring program. Also included in the current year was the impact of adopting SFAS No. 123(R) of $9.9 million ($6.8 million after-tax or approximately $0.03 per share), when compared to the prior year. For the nine-months ended March 31, 2006, currency translation lowered net revenue by $25.0 million and net income by $5.1 million.

June 2006 Fourth Quarter Outlook

The Company expects that revenue for the fourth fiscal quarter ending June 30, 2006, should increase sequentially to a range of $725 to $745 million. This represents an increase of 13% to 16% compared with last year's fourth fiscal quarter. The Company expects that earnings per share also should increase sequentially to a range of $0.34 to $0.36. This forecast includes an estimated charge of $5.0 million ($3.3 million after-tax or approximately $0.02 per share) related to the previously announced restructuring activity.

The Company now expects that capital spending for the fiscal year ending June 30, 2006, will be in a range of $250 to $260 million, compared with previous guidance of $240 to $250 million. This increase is primarily focused on expanding product capacity, either for new products or additions in capacity constrained areas, as well as general capacity increases to support the higher volumes.

Consistent with prior practice, the Company expects to include its initial outlook for the full fiscal year ending June 30, 2007, in its June quarter and fiscal 2006 year-end earnings release scheduled for August 2, 2006.

Stock Buyback Actions

During the March quarter, the Company repurchased 1,125,000 shares of Class A Common Stock (MOLXA) and 275,000 shares of Common Stock (MOLX) at a total cost of $40 million. The Company's Board of Directors previously authorized the repurchase of up to an aggregate $250 million of common stock through December 31, 2006. As of March 31, 2006, approximately $80 million was remaining under this authorization.

Forward-Looking Statements

Statements in this release that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Forward-looking statements are based on currently available information and include, among others, the discussion under "June 2006 Fourth Quarter Outlook", and statements regarding future growth expectations. These risks and uncertainties include those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities. Other risks and uncertainties are set forth in Molex's documents filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2005. Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.

Earnings Conference Call Information

A conference call will be held on Thursday, April 20, 2006 at 4:00 pm central. Please dial (800) 603-3143 to participate in the conference call. International callers please dial (706) 634-0917. Please dial in at least five minutes prior to the start of the call and refer to conference ID 6928756. Internet users will be able to access the web-cast, including slide materials, live and in replay in the "Investors" section of the Company's website at www.molex.com. A 24-hour telephone replay will be available at (800) 642-1687 or (706) 645-9291 / conference ID 6928756.

Investor Events

May 2, 2006 – 2006 Merrill Lynch Tech Gathering in New York

May 9, 2006 – Credit Suisse Conference in Boston

May 17, 2006 – Prudential Technology Conference in London

May 24, 2006 – JPMorgan Technology Conference in San Francisco

May 31, 2006 – Credit Suisse Supply Chain Summit in New York

June 28, 2006 – William Blair & Company Growth Stock Conference in Chicago

August 2, 2006 – Molex FY06 Q4 press release and conference call

Molex Analysts Meeting

The Molex Analysts Meeting will be held on Thursday, August 3, 2006. The meeting will begin at 10:00 am central and is scheduled to end at approximately 3:30 pm central. Participating will be the Molex Corporate Executive Committee, including Global Managers and Industry Marketing personnel. Breakfast with management will be at 9:00 am central. For additional details, please contact Chris Gutierrez at (630) 527-4447 or chris.gutierrez@molex.com

Note: The Company's SEC filings, as well as news releases and other supplementary financial data are available on the Company's website at www.molex.com

Molex Incorporated is a 67-year-old manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products, with 57 plants in 19 countries on 5 continents.

# # #

Editor's note: Molex is traded on the NASDAQ National Market System in the United States and on the London Stock Exchange. The Company's voting common stock (MOLX) is included in the S&P 500 Index.

Molex Incorporated
Condensed Consolidated Balance Sheets
(in thousands)

	March 31, 2006	June 30, 2005
	(Unaudited)	

ASSETS

Current assets:		
Cash and cash equivalents	$ 288,508	$ 309,756
Marketable securities	112,942	187,835
Accounts receivable, less allowances of $25,696 and $20,293, respectively	632,422	539,533
Inventories	327,446	290,100
Other current assets	46,705	46,839
Total current assets	1,408,023	1,374,063
Property, plant and equipment, net	1,008,259	984,237
Goodwill	148,107	143,872
Other assets	232,882	225,500
Total assets	$ 2,797,271	$ 2,727,672

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$ 260,763	$ 252,370
Accrued expenses	164,375	153,464
Other current liabilities	68,037	63,670
Total current liabilities	493,175	469,504
Other non-current liabilities	12,747	10,788
Accrued pension and postretirement benefits	71,851	67,063
Long-term debt and obligations under capital leases	8,643	9,975
Minority interest in subsidiaries	2,523	2,078
Total liabilities	588,939	559,408
Stockholders' equity:		
Common stock	10,876	10,796
Paid-in capital	407,770	400,173
Retained earnings	2,425,385	2,286,826
Treasury stock	(709,922)	(568,917)
Deferred unearned compensation	–	(31,910)
Accumulated other comprehensive income	74,223	71,296
Total stockholders' equity	2,208,332	2,168,264
Total liabilities and stockholders' equity	$ 2,797,271	$ 2,727,672

www.molex.com

Molex Incorporated
Condensed Consolidated Statements of Income
(Unaudited)
(in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2006	2005	2006	2005
Net revenue	$ 720,327	$ 612,842	$ 2,077,490	$ 1,904,890
Cost of sales	464,192	401,434	1,353,211	1,246,680
Gross profit	256,135	211,408	724,279	658,210
Selling, general and administrative	170,473	158,552	491,643	467,600
Restructuring costs	4,287	–	15,674	–
Total operating expenses	174,760	158,552	507,317	467,600
Income from operations	81,375	52,856	216,962	190,610
Equity income	(2,020)	(2,399)	(8,531)	(7,579)
(Gain) loss on investments	(1)	(4,569)	(115)	(3,211)
Interest income, net	(2,653)	(1,579)	(7,625)	(3,903)
Other income, net	(4,674)	(8,547)	(16,271)	(14,693)
Income before income taxes and minority interest	86,049	61,403	233,233	205,303
Income taxes	24,525	16,587	66,472	55,471
Minority interest	35	(6)	98	280
Net income	$ 61,489	$ 44,822	$ 166,663	$ 149,552
Earnings per share:				
Basic	$ 0.33	$ 0.24	$ 0.90	$ 0.79
Diluted	$ 0.33	$ 0.24	$ 0.89	$ 0.78
Dividends per share	$ 0.0500	$ 0.0375	$ 0.1500	$ 0.1125
Average common shares outstanding:				
Basic	184,658	188,780	186,019	188,742
Diluted	186,303	190,509	187,846	190,694

www.molex.com


Molex Incorporated
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)


	Nine Months Ended March 31,		
	2006		2005
Cash and cash equivalents, beginning of period	$ 309,756	$	234,431
Operating activities:			
Net income	166,663		149,552
Add non-cash items included in net income:			
Depreciation and amortization	160,411		178,622
Share-based compensation	20,271		10,525
Other non-cash changes	9,300		(10,260)
Changes in assets and liabilities, excluding effects of			
foreign currency adjustments:			
Accounts receivable	(84,772)		(4,816)
Inventories	(33,505)		(20,800)
Accounts payable	4,923		(21,213)
Other current assets and liabilities	15,799		(4,722)
Other assets and liabilities	6,073		(4,307)
Cash provided from operating activities	265,163		272,581
Investing activities:			
Capital expenditures	(193,844)		(155,190)
Proceeds from sales of marketable securities	1,069,285		3,132,458
Purchases of marketable securities	(994,744)		(3,151,571)
Other investing activities	(18,919)		17,730
Cash used for investing activities	(138,222)		(156,573)
Financing activities:			
Net decrease in debt	(2,127)		(463)
Cash dividends paid	(26,076)		(18,878)
Principal payments on capital leases	(1,994)		(2,555)
Exercise of stock options	11,905		7,530
Purchase of treasury stock	(135,044)		(23,615)
Reissuance of treasury stock	–		534
Cash used for financing activities	(153,336)		(37,447)
Effect of exchange rate changes on cash	5,147		10,794
Net increase (decrease) in cash and cash equivalents	(21,248)		89,355
Cash and cash equivalents, end of period	$ 288,508	$	323,786

www.molex.com